

Mail Stop 3561

December 4, 2015

Via E-mail
Van Z. Krikorian
Chairman and Chief Executive Officer
Global Gold Corporation
555 Theodore Fremd Avenue, Suite C208
Rye, New York 10580

Re: **Global Gold Corporation**
Form 10-K for Fiscal Year Ended December 31, 2014
Filed April 15, 2015
Response dated November 20, 2015
File No. 002-69494

Dear Mr. Krikorian:

We have reviewed your November 20, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2015 letter.

Item 1. Description of Business page 4

1. Please refer to comment 2. Please provide us with a detailed breakdown of the new properties and the mining equipment capitalized and included in the Deposits on

Contracts and Equipment category. In your response include the value associated with each item.

You may contact John Coleman at (202) 551-3610 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director